FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of a paid advertisement to appear in the Hong Kong press on 21 January 2004.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Disposal of 50% of World Finance International Limited and acquisition of approximately 7% of Bergesen Worldwide Limited - Connected Transaction

The Hongkong and Shanghai Banking Corporation Limited has agreed with Bergesen Worldwide Limited ("B-WW") to exchange the 50% of the share capital it owns in World Finance International Limited for shares in B-WW.

The Hongkong and Shanghai Banking Corporation Limited ("HSBL"), a wholly owned subsidiary of HSBC Holdings plc, has agreed with Bergesen Worldwide Limited ("B-WW") to exchange the 50% of the share capital it owns in World Finance International Limited ("WFIL") for shares in B-WW. Asia Navigation International Limited is the owner of the remaining 50% of the share capital of WFIL.

Following its acquisition of 100% of Bergesen d.y. ASA in June 2003, an investment company connected with principals behind the World-Wide Shipping Group is reorganising the corporate structure under B-WW (a company incorporated in Bermuda), which will acquire 100% of WFIL, Amherst Shipping Limited, World Maritime Limited and World Shipping and Investment Company Limited. HSBL's 50% interest in WFIL will be exchanged for approximately 7% of B-WW. The number of shares in B-WW to be issued to HSBL will be calculated based on the consolidated net asset values of B-WW, and of WFIL and its subsidiaries, as at 31 December 2003. HSBL will receive a percentage interest in B-WW of a value equivalent to 50% of the consolidated net asset value of WFIL and its subsidiaries, estimated at approximately USD111 million. HSBL does not have any existing shareholding in B-WW.

B-WW is controlled by Sohmen family interests. Dr H Sohmen is a non-executive Director of HSBC Holdings plc and The Hongkong and Shanghai Banking Corporation Limited.

The consideration in respect of the acquisition of shares of B-WW is within the de minimis exemption under Rule 14.25(1) of the Listing Rules. Details of the transaction will be included in HSBC Holdings plc's next published Annual Report and Accounts in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Agreement date: 20 January 2004.

Completion date: Completion is expected on 30 January 2004.

Consideration: An amount equal to 50% of the consolidated net asset value of WFIL and its subsidiaries, which will be satisfied by the allotment and issue of shares in B-WW. The basis of calculating the consideration was agreed on an arms-length basis and on normal commercial terms.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: January 20, 2004